Daré Bioscience, Inc.

3655 Nobel Drive, Suite 260

San Diego, CA 92122

April 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Daré Bioscience, Inc. Registration Statement on Form S-3 Filed March 29, 2024 File No. 333-278378

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Daré Bioscience, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on May 1, 2024, or as soon thereafter as possible.

Please notify Edwin Astudillo of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (619) 318-9987 when the Registration Statement has been declared effective pursuant to this request and/or contact him with any questions.

Sincerely,

DARÉ BIOSCIENCE, INC.

By:	/s/ Sabrina Martucci Johnson
Name:	Sabrina Martucci Johnson
Title:	Chief Executive Officer